UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 11)
GENZYME CORPORATION
(Name of Subject Company)
GENZYME CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
372917104
(CUSIP Number of Common Stock)
Peter Wirth
Executive Vice President
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Paul M. Kinsella	Andrew R. Brownstein
Ropes & Gray LLP	Wachtell, Lipton, Rosen & Katz
Prudential Tower	51 West 52nd St
800 Boylston Street	New York, New York 10019
Boston, Massachusetts 02199	(212) 403-1000
(617) 951-7000
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Genzyme Corporation, a Massachusetts corporation (the “Company” or "Genzyme”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010 (as previously amended, the “Schedule 14D-9”), relating to the unsolicited tender offer by GC Merger Corp., a Massachusetts corporation (“Offeror”) and wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Sanofi”), to purchase all of the outstanding shares of the Company’s common stock, par value $.01 per share (the “Shares”), at a purchase price of $69.00 per Share (the "Offer Price”), net to the selling shareholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”), included as Exhibits (a)(1)(A) and (a)(1)(B) to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Sanofi and Offeror with the SEC on October 4, 2010.
Item 2. Identity and Background of Filing Person.
Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the first paragraph in the section entitled “Tender Offer”:
     “On December 13, 2010, Sanofi and Offeror extended the expiration of the Offer to 11:59 p.m. New York City time, on January 21, 2011. Sanofi and Offeror may further extend or withdraw the Offer.”
Item 4. The Solicitation and Recommendation
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the final paragraph under the heading “(b) Background and Reasons for the Recommendation of the Company Board”:
     “Over the past few weeks, representatives of Credit Suisse and Goldman Sachs, the Company’s financial advisors, and representatives of Evercore Partners and J.P. Morgan, Sanofi’s financial advisors, have met to discuss the differences between the Company’s and Sanofi’s perspectives with respect to the value of the Company. These discussions have focused on using a potential contingent value right relating to alemtuzumab for multiple sclerosis to be part of any potential resolution of differences with respect to value. No confidential information regarding the Company has been provided to Sanofi in the course of these discussions.”
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(26)	Press release issued by Genzyme, dated December 13, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2010	GENZYME CORPORATION
	By:	/s/ Thomas J. DesRosier
		Name:	Thomas J. DesRosier
		Title:	Senior Vice President, General Counsel and Chief Legal Officer